THIRD CLIFF BAKERY

Marketing Strategy

VISION: Third Cliff is dedicated to making superior treats while fostering a culture of innovation and accessible indulgence.With a focus on food that surprises and delights, Third Cliff blends classic pastry technique with emerging trends and unusual flavors.

Third Cliff now seeks to open a retail and wholesale bakery in the new VITA condominium development at 3525 Washington Street in Jamaica Plain, Boston. The plan below outlines the strategies Third Cliff will use daily, weekly and monthly to successfully scale up from the current beta version to a flourishing neighborhood cafe, and build a brand that can be leveraged into additional locations in the coming years.

GOALS:

A. Business:
   a. Close first full year with NOP of at least 3%
   b. Establish average transaction of $9/customer
   c. Repay 65% of EaRN note by end of year 3
   d. Maintain labor costs below 40%
   e. Serve 100 customers/day average (36,000 transactions/year)
B. Strategic:
   a. Create loyalty program with actionable metrics & data collection
      i. Pilot off-shoot programs for targeted groups/secondary engagements
C. Tactical:
   a. Reach social media following of 3,000 by end of year 1
   b. Establish base pool of 2x/week repeat customers
D. Personal:
   a. Devote 40hr/month to marketing
   b. Either publish or be featured in local food media 1x/quarter, establish credibility and influence as baker and businesswoman with community-oriented outlook
   c. Have stability in operations to plan maternity leave

Ideal Customer:

A. Residents of the VITA condo complex
    a. 25-45 y/o working professionals who commute to jobs in downtown Boston and Cambridge
    b. Value living in a part of the city whose population is socioeconomically diverse
    c. Support small businesses and the systems that drive them, including slow food, locally-recruited employees and the higher price points caused by working within those systems
    d. Seek high-quality, convenient coffee and food near their homes
    e. Seek food that matches their standards of being fresh, thoughtful sourcing, use of innovative flavors and ingredients
    f. Enjoy following food and culture trends on social media and participating in zeitgeist/tastemaking

B. Residents of the adjacent neighborhoods & JP writ large
    a. Many are young families and/or have dogs and make use of the nearby playground and the SouthWest Corridor, including the upcoming JP dog park near the Green Street MBTA stop
    b. Engaged in local community organizations and events including attending circus school (Circus Up), Montessori school, and community center (The Meeting Point), and participating in Wake Up the Earth Festival and other events on the SouthWest Corridor
    c. Seek a place near their homes to meet friends and get food/coffee
    d. Value thoughtful sourcing and a rotating menu to keep their interest and incentivize regular patronage

C. English High School Employees and Students
    a. Seek food and drink of convenience, in close proximity to the school
    b. Seek a gathering place for meetings or a place to relax before/after school

D. Customers Patronizing Neighboring VITA Businesses
    a. Neighboring businesses include Planet Fitness, a local bank, a dentist's office and a medical services office
    b. Given the convenient parking behind VITA building, customers seek to accomplish errands efficiently
    c. Seek quick-service food and drink to enjoy on the go

Market Description:

Jamaica Plain is filled with consumers who value quality and conscientious sourcing and prioritize supporting small businesses. Residents are engaged, socially conscious and active in dialogue about the rapidly-changing community and the types of business they would like to see root and grow in the area.

Additionally, there is a 283-unit apartment complex that opened in Fall 2017 two blocks down Washington Street with no ground floor retail or quick-service food, representing hundreds more commuting residents within a stone's throw of the location.

The Washington Street corridor is growing into a bustling hub with several residential developments opening over an 18-month timespan. The neighborhood lacks a bakery and breakfast option, both for commuters passing through as well as residents of the area. With the incoming 82 residential units and medical and dental offices in the in the VITA development, many existing surrounding homes and the draw of classes, sports and events at English High School, the area is ideally suited for an artisanal and community-oriented cafe and bakery.

The larger area is host to similar bakeries -- Fiore's on South Street, Blue Frog on Green Street and Brassica Cafe across the Forest Hills intersection on Washington Street. These locations are at similar price points but do not have the mix of high quality Third Wave (sustainably sourced and small-batch roasted) coffee, artisanal and unusual baked goods and welcoming environment that Third Cliff will have. Brassica has quality food and coffee, but is across a high traffic, dangerous intersection, precluding it as a morning destination for many residents in the immediate VITA area. Fiore's offers traditional and Italian pastries, but does not have adequate seating and does not spark the curiosity of patrons with their food concept as Third Cliff does. Blue Frog has no seating and is a traditional patisserie, lacking in modern items and diversity of healthier options.

Remarkable Difference:

Third Cliff Bakery offers an unparalleled combination baked goods with innovative flavors and classic techniques, a top quality coffee program, and a community-driven culture.

Core Strategy:

1. Branding Elements
    a. #thirdcliff hashtag on all posts we generate & encourage fans to use, use as base for one-off promos, e.g. #thirdclifflove for Valentine's Day
    b. Tagline/Core Value: High-quality baked goods are small indulgences that enrich lives and create shared experiences
    c. Graphic of trike for exterior blade sign and internal use
2. Marketing Materials:
    a. Print materials (postcard, sticker, etc.)
3. Digital Marketing Plan:
    a. Regular social media posting & promotions
    b. Monthly newsletter
    c. Targeted hyperlocal Google ad placement
4. Lead Generation Plan:
    a. Advertising/PR

     i. Targeted PR/Influencer outreach - sample baskets/regular outreach to hyperlocal media as well as larger Boston outlets

     ii. Press releases to PR/influencers/media for appropriate announcements

  b. Peer Collaboration

     i. Coordinated cross/posting with peer businesses/vendors

     ii. Participation in events for women in food, small business, JP residents

  c. Loyalty Club/Experience:

     i. Punch cards for repeat customers

     ii. Integrated reward program via POS

5. Special Events:

  a. Supper Club Series

  b. Sample/vend at events with CommonWealth Kitchen and other food organizations

  c. Host classes (knitting, writing, etc.) after hours

6. Website:

  a. Discount code with newsletter sign-up

  b. Pilot pre-order breakfast/takeout

  c. Pilot online catering orders (set menu & timeframe)

  d. Catalog for expert content including recipes & how-to articles

7. Service Experience:

  a. Through behavior and communications, uphold the basic tenets of mutual respect between employees, managers, customers and vendors

     i. Above all, be kind and learn from one another

  b. Train staff to imbue team with core values

     i. Share corporate culture documents articulating values and guidelines for conduct

     ii. Onboard new employees with cross-training on all positions throughout company to foster peer respect and position fluidity

  c. Lead by example, conducting business in a manner that demonstrates respect for customers, employees and neighbors

8. Year 1 Marketing Matrix

Mon	Theme/News	Recurring	Extra	Projects
May	Announce Cafe	Newsletter; Social media	Trike @ market; Press release	Website refresh
Jun	Construction updates	Newsletter; Social media	Trike @ market, press releases to media; Trike @ VITA on Saturdays	Mural Painting onsite

Jul	Announce Opening Schedule	Newsletter; Social media	Trike @ market, Opening party	Launch website
Aug	Grand Opening	Newsletter; Social media	Opening party	
Sept	Back to School	Newsletter; Social media	English High welcome	
Oct	Halloween	Newsletter; Social media	Trick or treating/Halloween party; Launch catering	Set holiday menus
Nov	Thanksgiving Ordering	Newsletter; Social media	Sponsor fun run	Holiday orders
Dec	Welcome VITA residents	Newsletter; Social media	Holiday market; Gifts for incoming residents	Holiday orders
Jan	New Year Special	Newsletter; Social media	Supper club dinner	Refresh catering program
Feb	Valentine's Day	Newsletter; Social media	Lovers' event	Valentine's orders
Mar	St. Patrick's Day	Newsletter; Social media	Submit article pitches to media	Marketing materials refresh
Apr	April Fools/Spring	Newsletter; Social media	Supper club dinner	Design & prep patio decor

9. **Key Metrics & Milestones:**
- Revenue
- Average Daily Customer Count
- Average Transactions Per Customer: Expected to rise significantly as customers return for more breakfasts per month; tracked with punch cards and POS tracking via credit card
- Average $ Per Customer: Will likewise rise along with average transactions
- Loyalty Program Members
- Social Media Followers
- Newsletter Subscribers
- Website Visitors
- PR Mentions: Online or print mentions of the business that are not paid advertising. Expected to be high upon opening, then drop off and rise again until achieving a steady level

- Testimonials: Will be sought from the best and most loyal customers. To be added to website & facebook
- Supper club attendees

10. Sales Forecasting/Breakdown:

	Baseline/ Current	Year 1 (Sept-Dec)	Year 2	Year 3
Revenue	$26,600	$94,950	$684,000	$702,000
Avg Daily Customer Count	30	100	150	175
Avg Weekly Transaction Count/Customer	1	2	3	3.5
Avg $/Transaction Per Repeat Customer	$7	$9	$9..50	$9.75
Loyalty Club Members	0	360	414	476
Social Media Followers (Facebook; Instagram)	330; 876	500; 1,000	700; 1,500	1,000; 2,000
Newsletter Subscribers	92	200	230	264
Website Visitors (monthly)	85	150	200	250
PR Mentions	0	5	5	5
Testimonials (Facebook)	17	10	15	20
Supper Club Attendees	0	25	75	100